Filed pursuant to Rule 497(a)
Filed No. 333-228959
Rule 482ad

ARTICLE: What is the YieldStreet Prism Fund?

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As a savvy investor, you joined YieldStreet because you understand that access to wealth-creation opportunities is important. We've created the **YieldStreet Prism Fund** to allow you to build your alternative portfolio by accessing fixed-income investments. You make one allocation spread across multiple sectors and asset classes that provides your portfolio with immediate diversification.[1]

Think of the YieldStreet Prism Fund as your portfolio builder. Managed by YieldStreet and the fund's liquid strategy sub-advised by BlackRock®, the Fund will invest in cash flow-backed and asset-backed opportunities.

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Why is this exciting?

As an investor-first company, YieldStreet is delighted to offer what we believe is a first-of-its-kind product that allows us to further deliver on our mission to provide novel investing opportunities. As an alternative to a single investment, the use of a multi-asset fund allows us to minimize downside risk more so than before.

Managed by YieldStreet and the fund's liquid strategy sub-advised by BlackRock, the YieldStreet Prism Fund provides access to unique multi-asset investments. The Fund opens investment strategies that traditionally have been difficult for retail investors to obtain access. We believe this kind of access for individual investors is unprecedented. The YieldStreet Prism Fund is available exclusively through the YieldStreet platform.

How is the YieldStreet Prism Fund different than current YieldStreet offerings?

Unlike traditional YieldStreet offerings, the YieldStreet Prism Fund terminates at 48 months.[2] Investors may potentially have the option for limited liquidity after 15 months.[3]

Important to note, when investing in the Fund, you're purchasing shares of a closed-end fund (CEF) that will invest across multiple assets. The value of your shares is then calculated using the fund's Net Asset Value (NAV) which is updated at least on a quarterly basis.

The process of investing in the YieldStreet Prism Fund is different than previous YieldStreet offerings. To read more about investing in the YieldStreet Prism Fund, please visit What to Expect From the YieldStreet Prism Fund.

The YieldStreet Prism Fund also allows for the potential for limited investor liquidity that would not be possible with traditional single-asset offerings that are currently available on the YieldStreet platform. The Fund is a powerful way to provide immediate diversification to your portfolio and allows us to bring our investors a multi-asset solution to work as your portfolio builder.[3]

How exactly does it work? The Fund will work to source and invest in cash flow-backed and asset-backed opportunities. YieldStreet will invest the Fund's portfolio in illiquid assets while BlackRock will invest the Fund's portfolio in liquid fixed-income assets across multiple sectors.

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

If you have additional questions regarding the Fund, please reach out to the YieldStreet team at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

[1] The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

[2] The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[3] The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

Article: What to Expect From the YieldStreet Prism Fund

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YieldStreet is excited to announce the first product in an entirely new fund category for the platform—the **YieldStreet Prism Fund**.

What's the goal of the YieldStreet Prism Fund?

The YieldStreet Prism Fund is a closed-end (CEF) fund that functions as your portfolio builder, allowing you to concurrently hold a variety of primarily fixed-income investments. YieldStreet will manage the Fund with BlackRock Financial Management, Inc. serving as sub-adviser to the Fund's portfolio that will invest in liquid fixed-income assets across multiple sectors.

How are funds allocated?

The asset allocation for the Fund overall will be focused on income generation. YieldStreet will manage the illiquid portion of the Fund's portfolio and potential asset classes include - but are not limited to - Legal, Marine, Real Estate, Art, and Commercial.

BlackRock will manage the liquid portion of the Fund's portfolio. Below are examples of potential fixed-income sectors:

1. ABS - Asset-Backed Securities.
2. Asian Credit - Corporate debt issued in the Asian markets
3. CLOs - Collateralized Loan Obligations.
4. CMBS - Commercial Mortgage-Backed Securities
5. Emerging Markets Debt - Sovereign and Corporate debt
6. European Credit - Corporate debt issued in the European markets
7. European High Yield - Corporate debt issued in the European markets
8. Global Macro Positioning - Interest rates and foreign currency positions
9. High Yield Corporates - Corporate debt issued in the US with below-investment-grade ratings
10. Investment Grade Corporates - Corporate debt issued in the US with investment-grade ratings
11. Municipal Bonds - Debt obligations issued by local authorities
12. Non-Agency Residential Mortgages - Securitized assets predominantly backed by non-conforming residential mortgage loans

For additional information on these sectors, please read The YieldStreet Prism Fund—Sectors Explained.

When will the Fund terminate, and is liquidity an option?

The termination date of the Fund is 48 months[1], with the potential option for limited liquidity in that within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors

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subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. Investors will have the option to submit repurchase requests that will be granted pro rata on a quarterly basis.[2]

What fees and expenses are associated with the Fund?

The proposed investment strategy for the Prism Fund allows the Fund the flexibility to rebalance assets throughout its duration in order to maximize income generation. There are fees and expenses associated with the Fund:

- Annual Management Fee: 1.0% [3]
- Annual Administrative Expense: Maximum of 0.50%[4]

Is the investing process the same?

The investing process for the YieldStreet Prism Fund is different than that of YieldStreet's other offerings available on the platform. Below are a few key steps to be aware of when investing in the YieldStreet Prism Fund:

Your YieldStreet Wallet must be pre-funded.
To invest in the YieldStreet Prism Fund, your investor account setup must be completed prior to the Fund's launch date. In addition, you must also have settled funds for your full allocation in your YieldStreet Wallet prior to the launch date.

There's an initial investment window.
During this initial window, you must submit your total desired allocation for the YieldStreet Prism Fund. However, funds *will not* be withdrawn from your Wallet at this time. All funds will be pulled from YieldStreet Wallets once the investment window closes.

It will take a few days for funds to be invested.
Once all investor funds are withdrawn, it will take approximately 2 business days for initial assets to be placed into the Fund. Once the funds are at-risk, your money will begin to earn interest.

The value of your shares will be calculated regularly.
The per-share value of the Fund will be calculated using the Fund's Net Asset Value (NAV). The NAV will be determined on at least a quarterly basis.

Distributions for the YieldStreet Prism Fund are expected to be paid out quarterly.
Distributions for the YieldStreet Prism Fund are expected to be paid out quarterly, subject to the discretion of the Fund's board of directors and based on the Fund's performance over the previous quarter.

We're excited for the YieldStreet Prism Fund to provide investors with a multi-asset product. To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

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As always, feel free to reach out to our team with additional questions at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

[1] The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[2] The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

[3] The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from YieldStreet, as described in the Fund's prospectus.

[4]The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

Article – Why is Diversification Important?

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If you're like most Americans, your knowledge of investing may start and end with the stock market. And when you think of diversification, you may only be thinking of a mix of stocks and bonds. While it's important to vary your stock holdings, this strategy may still leave you largely exposed to significant market swings.

To put this in perspective, according to the 2019 August AII Asset Allocation Survey, stocks and stock-based funds made up over 64% of total investments in the United States. This is a massive amount of money that Americans have hinging on the stock market. But too much dependency on one thing can be risky.

In order to minimize your risk, let's take a look at why diversity can be key, what you should do to create a defensible portfolio, and how YieldStreet products—such as the **YieldStreet Prism Fund**—can provide you with immediate diversification of your portfolio.[1]

Reducing Exposure
Just like exposing your skin to too much sun, exposing your investment portfolio to too much of one asset class isn't a great idea. Whether you're a long-time investor with decades of experience, or just beginning your investment journey, we believe allocating investments across a number of classes may be a best practice.

What does this look like? Creating an investment portfolio with assets independent of one another helps reduce your exposure to the market and curb volatility. For example, a well-diversified portfolio might include a mix of:
- ·   US stocks
- ·   Bonds
- ·   Foreign stocks
- ·   Alternative investments (i.e. real estate, marine finance, art finance, etc.)

But why? We're not saying that the stock market is bad. But the economy is cyclical, and recessions happen. Investing in a carefully-curated selection of assets helps ensure that if one portion of your portfolio takes a hit (such as US stocks) the entire value of your portfolio won't plummet.

Variety *Is Not* Diversity

A common mistake among investors is thinking that variety equals diversity. It does not. Take our original example above. Maybe you're regularly contributing to your 401(k) and max out your contributions to a traditional or Roth IRA. You may also contribute to a 529 college savings plan for one or more children. But this variety of investments doesn't amount to a diversified portfolio. Take a closer look and you'll see that 401(k) plans, IRAs, and college savings plans are typically comprised of stocks. So if the stock market takes a tumble, regardless of your portfolio's variety, you aren't in a position where diversity will help minimize potential losses.

So, *how* do I diversify?
As a savvy investor, you understand that reducing your exposure to the stock market and diversifying your portfolio helps protect you from fluctuations in the market. But how do you start diversifying? As a retail investor, diversity has not always been an easy option. Access to asset-based investments historically was reserved for high-net-worth individuals and institutional investors.

Alternative investing, however, is now more accessible to individuals. YieldStreet, for example, allows you to invest in asset classes such as commercial and residential real estate, marine finance, art finance, and portfolios of legal cases. Our offers are often asset-backed, which means your investment is backed by real assets, as opposed to more traditional stocks and bonds.

Invest Through the YieldStreet Prism Fund
We believe that reducing your exposure to the stock market, coupled with access to alternative assets, such as those YieldStreet offers, can allow you to build an alternative portfolio with the potential for diversification.

Our investors have access to a portfolio builder through the **YieldStreet Prism Fund**. This fund allows you to make a single allocation across multiple asset classes. In turn, this helps provide your portfolio with immediate diversification.[1]

The journey to financial health is a marathon, not a sprint. Roadblocks and detours are expected and normal along the way. Diversification, however, is your key to staying on track and getting the most out of your hard-earned money.

You can learn more about investing in the YieldStreet Prism Fund by reading: What is the YieldStreet Prism Fund?

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

Have additional questions about the YieldStreet Prism Fund or YieldStreet offerings? Email us at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund

contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

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[1] The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.